787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 26, 2018

VIA EDGAR

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sanford C. Bernstein Fund, Inc. Post-Effective Amendment No. 77 to the Registration Statement Securities Act File No. 33-21844; Investment Company Act File No. 811-05555

Dear Mr. Oh:

On behalf of Sanford C. Bernstein Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Stephanie Albano on June 15, 2018 regarding Post-Effective Amendment No. 77 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 78 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant, whose responses are set out immediately under the Staff’s restated comments. The Amendment included a prospectus (the “Prospectus”) and statement of additional information (the “SAI”) for the retail share classes of the AB International Portfolio, AB Tax-Managed International Portfolio, AB Emerging Markets Portfolio, AB New York Municipal Portfolio, AB California Municipal Portfolio, AB Diversified Municipal Portfolio and AB Short Duration Plus Portfolio of the Registrant, as well as the retail share classes of the AB International Small Cap Portfolio, AB International Strategic Equities Portfolio and AB Small Cap Portfolio of Bernstein Fund, Inc. (collectively, the “Portfolios”). Unless

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otherwise indicated, defined terms used herein have the meanings set forth in the Amendment. Unless otherwise indicated, comments are applicable to all of the Portfolios.

PROSPECTUS

Comment 1:	Please ensure that all classes covered by the Prospectus are listed on the cover page. Please also clean up the formatting of the cover page.

Response:	The Registrant confirms that all classes covered by the Prospectus are listed on the cover page. The cover page will be appropriately formatted.

Summary Information

Comment 2:	Please define the term “AB Mutual Funds” the first time it is used in each Portfolio’s Prospectus.

Response:	Where the term “AB Mutual Funds” is used more than once in a Prospectus it has been defined at first use.

Comment 3(a):	With respect to the AB Emerging Markets Portfolio (the “Emerging Markets Portfolio”), the principal investment strategies include investing in frontier markets. Please confirm whether investments in frontier markets are included in the Portfolio’s 80% test, as distinct from investments in emerging markets.

Response:	The Registrant confirms that investments in frontier markets are included in the Emerging Markets Portfolio’s strategy of investing, under normal circumstances, at least 80% of its net assets in emerging markets securities.

Comment 3(b):	With respect to the Emerging Markets Portfolio, please explain the source of the quoted language “emerging or frontier stock market.”

Response:	As is indicated in the “Principal Strategies” section of the Emerging Markets Portfolio, the term “emerging or frontier stock market” is the language used by MSCI (Morgan Stanley Capital International) to describe this category of countries.

Comment 4:	With respect to the AB Intermediate New York Municipal Portfolio (the “New York Portfolio”), please consider revising the investment objective so that it reads more clearly.

Response:	The Registrant respectfully declines to revise the investment objective of the New York Portfolio as it believes the Portfolio’s objective is appropriately stated.

Comment 5:	With respect to the New York Portfolio, the AB Intermediate California Municipal Portfolio (the “California Portfolio”) and the AB Intermediate

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Diversified Municipal Portfolio (the “Diversified Portfolio”) (collectively, the “Fixed-Income Municipal Portfolios”), in the second paragraph of each Portfolio’s Prospectus entitled “Fees and Expenses of the Portfolio,” please also add a reference to Class Z shares, as applicable .

Response:	The Registrant notes that this disclosure is not applicable to the Class Z shares of the Fixed-Income Municipal Portfolios because Class Z shares are not currently being offered as “clean shares.” Please also see the response to Comment 6 below. The Prospectus has not been revised in response to this comment.

Comment 6:	If you intend to offer Class Z shares and Advisor Class shares of the Fixed-Income Municipal Portfolios as “clean shares” in connection with the relief provided by the Staff in Capital Group of Cos., Inc., SEC No-Action Letter (Jan. 11, 2017) (the “Capital Group Letter”), please confirm that the Prospectus disclosure conforms to the terms of the Capital Group Letter.

Response:	The Registrant currently does not intend to offer Class Z shares of the Fixed-Income Municipal Portfolios as “clean shares.” In the event the shares are offered as “clean shares,” the Registrant will ensure the disclosure conforms to the terms of the Capital Group Letter. The Registrant has designated the Fixed-Income Municipal Portfolios’ Advisor Class shares as “clean shares” and confirms that the Fixed-Income Municipal Portfolios’ Prospectus disclosure conforms to the terms of the Capital Group Letter.

Comment 7:	With respect to the subsections entitled “Annual Portfolio Operating Expenses” of the Fixed-Income Municipal Portfolios, please provide the Staff with completed fee tables in the Response Letter before the Post-Effective Amendment goes effective.

Response:	The requested information is provided below in Appendix A.

Comment 8:	With respect to the New York Portfolio, please confirm the accuracy of the value of Class B Transfer Agent fees included in the Annual Portfolio Operating Expenses table. If the amount is correct, please explain the discrepancy between the Class B Transfer Agent fees and the Transfer Agent fees of the other share classes of the New York Portfolio.

Response:	The Registrant confirms that the value of Class B Transfer Agent fees included in the Annual Portfolio Operating Expenses table is correct. The discrepancy is due to the fact that the assets of Class B of the New York Portfolio are significantly lower than the assets in the other classes of the New York Portfolio.

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Comment 9(a):	In the section of each Fixed-Income Municipal Portfolio entitled “Principal Strategies,” the Staff notes that each Fixed-Income Municipal Portfolio may invest in certain derivatives. Please add an appropriate corresponding risk for investments in each type of derivative mentioned in the strategy section.

Response:	The risks of each type of derivative in which the Fixed-Income Municipal Portfolios invest are more fully described in the statutory prospectus and the SAI. The Registrant respectfully submits that the current disclosure is appropriate.

Comment 9(b):	Given that the Fixed-Income Municipal Portfolios invest in derivative instruments, please review each Fixed-Income Municipal Portfolio’s principal investment strategies and principal risk disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments and associated principal risks that each Fixed-Income Municipal Portfolio intends to use to achieve its investment objective. Please confirm that the Fixed-Income Municipal Portfolios’ derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”).

Response:	The Fixed-Income Municipal Portfolios are aware of the Staff’s observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Fixed-Income Municipal Portfolios believe that their current disclosure accurately reflects their current expected utilization of derivative instruments and that their disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

Comment 10:	Please revise the disclosure in the eighth paragraph of the section of each Fixed-Income Municipal Portfolio’s Prospectus entitled “Principal Strategies” to use dollar-weighted average maturity rather than “effective” duration, as contemplated by Question 11 of “Frequently Asked Questions about Rule 35d-1” (Investment Company Names) (Dec. 14, 2001).

Response:	The guidance to which the Staff refers states that an “‘intermediate-term’ . . . bond fund should have a dollar-weighted average maturity of . . . more than 3 years but less than 10 years . . . . Such a fund should, however, invest at least 80% of its assets in bonds in order to comply with rule 35d-1.” The Principal Strategies section of each Fixed-Income Municipal Portfolio includes an explanation of how duration of debt securities is measured, with specific reference to weighted average maturity. The Registrant believes the current

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disclosure is appropriate and, therefore, respectfully declines to revise the Prospectus in response to this comment.

Comment 11:	In the section of each Fixed-Income Municipal Portfolio entitled “Principal Strategies,” the Staff notes that each Fixed-Income Municipal Portfolio discloses that “the Manager may moderately shorten the average duration of the Portfolio when it expects interest rates to rise and modestly lengthen average duration when it anticipates that interest rates will fall.” [emphasis added]. If accurate, please use consistent terminology when describing how the Manager may shorten or lengthen each Portfolio’s average duration.

Response:	The disclosure has been revised to consistently use the word “moderately.”

Comment 12(a):	Please consider putting the final sentence of the first paragraph of the Principal Risk “Municipal Market Risk” under its own caption or sub-caption.

Response:	The Registrant believes the current disclosure regarding Municipal Market Risk is sufficiently clear to investors and respectfully declines to revise the disclosure in response to this comment.

Comment 12(b):	Please consider revising the second paragraph of the Principal Risk “Municipal Market Risk” so that it is a standalone risk titled “Tax Risk” or, alternatively, putting it under its own sub-caption.

Response	The Registrant notes that “Tax Risk” is already included as a separate risk factor. Please also see the response to Comment 12(a) above.

Comment 12(c):	With respect to the Fixed-Income Municipal Portfolios, the Staff notes that, pursuant to the section of each Prospectus entitled “Principal Risks – Municipal Market Risk,” the Portfolios may invest in municipal securities of issuers in Puerto Rico. Please state whether each Fixed-Income Municipal Portfolio currently holds or plans to hold municipal securities of issuers in Puerto Rico. If these Portfolios do hold such securities, please disclose the percentage of such holdings.

Response	The Diversified Portfolio currently holds one security issued by Puerto Rico. This security constitutes 0.15% of the Diversified Portfolio’s assets as of May 31, 2018. The Registrant is unable to provide information as to future holdings of the Fixed-Income Municipal Portfolios. The Registrant notes, however, that the each Portfolio’s current holdings are made publicly available as required by Forms N-Q and N-CSR.

Comment 13:	With respect to the New York Portfolio and the California Portfolio, the Staff notes that “Non-diversification Risk” is listed as an investment risk of each

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Portfolio. Please include corresponding disclosure in the “Principal Strategies” section of each Prospectus.

Response:	The requested risk disclosure has been added.

Comment 14:	Please consider revising the second paragraph of the Principal Risk “Market Risk” so that it is a standalone risk or, alternatively, putting it under its own sub-caption.

Response:	The Registrant believes the current disclosure regarding Market Risk is sufficiently clear to investors and respectfully declines to revise the disclosure in response to this comment.

Comment 15:	With respect to the Class Z shares and Advisor Class shares of the Fixed-Income Municipal Portfolios, under the section of each Prospectus entitled “Bar Chart and Performance Information,” please confirm that the conditions of the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (February 28, 1997) have been followed, including that the proposed adjustment to reflect gross annual operating expenses of the new Class Z shares does not result in higher returns.

Response:	The Registrant confirms that the proposed presentation of Class Z performance follows the SEC’s guidance in the Quest For Value Dual Purpose Fund, Inc. letter.

Comment 16:	For the length of service of a portfolio manager associated with a Portfolio or adviser, please disclose the month along with the year.

Response:	The Registrant believes the current disclosure regarding each portfolio manager’s length of service is consistent with the requirements of Item 5(b) of Form N-1A, and as such, has not revised the disclosure in response to this comment.

Comment 17:	With respect to the Fixed-Income Municipal Portfolios, in the section of each Prospectus entitled “Tax Information” please state that, “if you are investing through a tax-free plan, you may be taxed upon withdrawal from the account.”

Response:	The Registrant believes that the disclosure in the “Tax Information” section complies with the requirements of Item 7 of Form N-1A. The Prospectus has not been revised in response to this comment.

Comment 18:	With respect to the California Portfolio, the Staff notes that Class B shares are not included in the Summary Prospectus. Please either confirm that the

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California Portfolio has never issued Class B shares or explain why Class B shares are not included here.

Response:	The Registrant notes that the California Portfolio no longer offers Class B shares effective October 4, 2016. This information is disclosed in the section of the SAI entitled “Fund History.”

Additional Investment Information, Special Investment Techniques and Related Risks

Comment 19(a):	Please confirm that all principal investment strategies or associated principal risks described more fully in this section of the Prospectus are also included in the summary for each Portfolio and vice versa.

Response:	Each Portfolio’s principal strategies and risks are identified in the corresponding Summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits a Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Portfolios believe that they have identified their principal strategies and risks in the Item 4 disclosure, and need not repeat such identification in response to Item 9.

Comment 19(b):	Please confirm that this section of the Prospectus discusses principal strategies and risks of the Portfolios. If the section includes non-principal investment strategies and risks of the Portfolios, please revise the section to separately discuss principal and non-principal strategies and risks in subsections.

Response:	Please see the response to Comment 19(a) above.

Comment 19(c):	Please disclose whether the subsection entitled “Additional Risks” in the Prospectus refers to principal or non-principal risks.

Response:	The Registrant confirms that the risks in the subsection entitled “Additional Risks” are non-principal risks of the Portfolios.

Comment 20:	Please confirm whether each Portfolio’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio holdings is available on the Portfolio’s website. If so, please include disclosure stating that investors may access this information on the website. See Item 9(d) of Form N-1A.

Response:	The Portfolios currently do not make their policies and procedures with respect to the disclosure of their portfolio securities available on a website; however, as

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disclosed in each Prospectus, such policies and procedures are described in each SAI.

Comment 21:	Please revise the subsection of the Prospectus entitled “Additional Investment Information – Changing the Investment Objectives and Policies of the Portfolios; When Shareholder Approval is Required” to individually disclose the 80% test for each Fixed-Income Municipal Portfolio.

Response:	The Registrant notes that the purpose of this disclosure is not to explain each Fixed-Income Municipal Portfolio’s 80% test, but rather to explain when the board of directors of the Registrant may change the investment objectives and policies of each Portfolio without shareholder approval, as opposed to when shareholder approval is required. The 80% tests of each Fixed-Income Municipal Portfolio are explained in each Portfolio’s principal strategies, as well as in the section of the SAI entitled “Investment Restrictions – Investment Restrictions of the Fixed-Income Portfolios.” Therefore, the Prospectus has not been revised in response to this comment.

Comment 22:	In the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks – Additional Investment Information – Portfolio Turnover,” please state that the tax consequences of, or trading costs associated with, a Portfolio’s portfolio turnover may affect the Portfolio’s performance. See Instruction 7 to Item 9(b) of Form N-1A.

Response:	The Prospectus has been revised to address the potential for higher transaction costs and higher taxes as a result of higher portfolio turnover rates.

Investing in the Portfolios

Comment 23:	The subsection of the Prospectus entitled “How to Buy Shares” makes reference to the “proper form” of an investor’s purchase order. Please describe what constitutes “proper form” or provide a cross reference to a section where the term is more fully defined.

Response:	The Registrant believes that the term “proper form” reflects plain English, is commonly used and well understood in the fund industry, and that no further disclosure is necessary. Therefore, the Prospectus has not been revised in response to this comment.

Comment 24:	In the subsection of the Prospectus entitled “How to Buy Shares – Purchase Minimums and Maximums,” please disclose that there are no minimums or applicable maximum individual purchase amounts for Class Z shares and Advisor Class shares.

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Response:	Given that there are no minimums or applicable maximum individual purchase amounts for Class Z shares and Advisor Class shares, the Registrant did not disclose any such amounts. The Registrant believes the current disclosure is sufficiently clear and respectfully declines to revise the Prospectus in response to this comment.

Comment 25:	In the subsection of the Prospectus entitled “The Different Share Class Expenses – Asset-Based Sales Charges or Distribution and/or Service (Rule 12b-1 Fees),” the Staff notes that the disclosure with respect to the length of time before conversion of Class B and Class C shares into Class A shares appears to be inconsistent with the footnotes to the Portfolios’ fee tables in the summary section of the Prospectus.

Response:	The Registrant has reviewed the disclosure with respect to the length of time before conversion of Class B shares and Class C shares into Class A shares, as well as the footnotes in the Portfolios’ fee tables, and confirms that the current disclosure is consistent and correct.

Comment 26:	With respect to the subsection entitled “How to Sell or Redeem Shares,” please confirm that the disclosures relating to shareholder redemption requests that are required by Item 11(c)(7) and 11(c)(8) of Form N-1A are included.

Response:	The Registrant has reviewed Item 11(c)(7) and Item 11(c)(8) and confirms that appropriate disclosures are included in the Prospectus.

Comment 27:	With respect to the subsection entitled “How to Sell or Redeem Shares – Sale In-Kind,” please disclose additional information regarding how the Portfolios will handle redemptions-in-kind (e.g., by stating that redemptions-in-kind will be made on a pro-rata basis, or will consist of individual portfolio securities or a representative basket of portfolio securities).

Response:	Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “[t]he methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” [emphasis added]. The Registrant believes the disclosure that is contained under “How to Sell or Redeem Shares” appropriately communicates to investors information about the Portfolios’ ability to redeem in-kind and complies with the requirements of Item 11(c)(8). Therefore, the Registrant respectfully declines to make the requested change.

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SAI

Comment 28:	Please update all SAI disclosure as required by Form N-1A.

Response:	The Registrant has reviewed Item 14 through Item 27 of Form N-1A and confirms that the appropriate disclosures are included in the SAI.

Comment 29:	Please consider breaking the fourth paragraph of the subsection entitled “Directors and Officers and Principal Holders of Securities – Experience, Skills, Attributes, and Qualifications of each Fund’s Directors” into smaller paragraphs or bullet points for each Director for the sake of readability and plain English.

Response:	The Registrant believes the current disclosure reflects the experience, qualifications, attributes or skills of the Registrant’s directors pursuant to Item 17(b)(10) of Form N-1A and is consistent with plain English principals. Therefore, the disclosure has not been revised in response to this comment.

Comment 30:	Review the disclosure under the subsection entitled “Directors and Officers and Principal Holders of Securities – Board Committees” and confirm that the number of meetings disclosed are accurate and updated.

Response:	The Registrant has reviewed this information and confirms that such information is accurate.

Comment 31:	As applicable, please provide all disclosure required by Item 18(a) for control persons, Item 18(b) for principal holders and Item 18(c) for management ownership.

Response:	The Registrant has provided all applicable disclosure with respect to Item 18.

PART C

Comment 32:	Please provide disclosure as required by Item 31 through Item 35 of Form N-1A.

Response:	The Registrant has made the requested revisions and confirms that the disclosure required by Item 31 through Item 35 is now included in the Portfolios’ Part C.

    *    *    *    *    *     *    *    *    *    *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8629.

Very truly yours,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Nancy E. Hay, Esq. P. Jay Spinola, Esq.

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Appendix A

AB Intermediate New York Municipal Portfolio

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B (not currently offered to new investors)	Class C	Class Z	Advisor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None(a)	3.00%(b)	1.00%(c)	None	None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class Z	Advisor Class
Management Fees(d)	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	None
Other Expenses:
Transfer Agent	0.04%	0.49%	0.04%	0.02%	0.04%
Other Expenses	0.04%	0.01%	0.04%	0.04%	0.03%

Total Other Expenses	0.08%	0.50%	0.08%	0.06%	0.07%

Total Annual Portfolio Operating Expenses	0.73%	1.90%	1.48%	0.46%	0.47%

(a)	Purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans, may be subject to a 1%, 1-year contingent deferred sales charge (“CDSC”), which may be subject to waiver in certain circumstances.
(b)	Class B shares automatically convert to Class A shares after six years. The CDSC decreases over time. For Class B shares, the CDSC decreases 1.00% annually to 0% after the third year.
(c)	For Class C shares, the CDSC is 0% after the first year. Class C shares automatically convert to Class A shares after ten years.
(d)	Restated to reflect current fees.

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AB Intermediate California Municipal Portfolio

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class Z	Advisor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None(a)	1.00%(b)	None	None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class Z	Advisor Class
Management Fees(c)	0.42%	0.42%	0.42%	0.42%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses:
Transfer Agent	0.03%	0.04%	0.02%	0.02%
Other Expenses	0.04%	0.04%	0.04%	0.03%

Total Other Expenses	0.07%	0.08%	0.06%	0.05%

Total Annual Portfolio Operating Expenses	0.74%	1.50%	0.48%	0.47%

(a)	Purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans, may be subject to a 1%, 1-year contingent deferred sales charge (“CDSC”), which may be subject to waiver in certain circumstances.
(b)	For Class C shares, the CDSC is 0% after the first year. Class C shares automatically convert to Class A shares after ten years.
(c)	Restated to reflect current fees.

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AB Intermediate Diversified Municipal Portfolio

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B (not currently offered to new investors)		Class C		Class Z	Advisor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	None		None		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None (a)	3.00	%(b)	1.00	%(c)	None	None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B		Class C		Class Z	Advisor Class
Management Fees(d)	0.35%	0.35%		0.35%		0.35%	0.35%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%		1.00%		None	None
Other Expenses:
Transfer Agent	0.11%	0.16%		0.11%		0.02%	0.11%
Other Expenses	0.02%	0.02%		0.03%		0.03%	0.02%
Total Other Expenses	0.13%	0.18%		0.14%		0.05%	0.13%

Total Annual Portfolio Operating Expenses	0.73%	1.53%		1.49%		0.40%	0.48%

(a)	Purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans, may be subject to a 1%, 1-year contingent deferred sales charge (“CDSC”), which may be subject to waiver in certain circumstances.
(b)	Class B shares automatically convert to Class A shares after six years. The CDSC decreases over time. For Class B shares, the CDSC decreases 1.00% annually to 0% after the third year.
(c)	For Class C shares, the CDSC is 0% after the first year. Class C shares automatically convert to Class A shares after ten years.
(d)	Restated to reflect current fees.